SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
 __________________________________
Under Armour, Inc.
(Name of Issuer)
 __________________________________
Class A Common Stock, $0.0003 1/3 par value per share
(Title of Class of Securities)

904311107
(CUSIP Number)

Kevin A. Plank
Chairman of the Board and Chief Executive Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, MD 21230
(410) 454-6428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2016
(Date of Event which Requires Filing of this Statement)
 __________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 904311107	Page 1 of 3 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,585,020*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 34,585,020*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,585,020*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*     Includes 135,020 shares of Class A Common Stock owned directly by the Reporting Person, 32,646,600 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 32,646,600 shares of Class B Common Stock owned directly or indirectly in trust by the Reporting Person, and 1,803,400 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 1,803,400 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager. Does not include 34,585,020 shares of the Issuer’s non-voting Class C Common Stock, par value $0.0003 1/3 per share (the “Class C Common Stock”). Although shares of the Issuer’s Class C Common Stock do not have any voting rights (other than in certain limited circumstances), upon the occurrence of certain events, the Class C Common Stock would convert into shares of Class A Common Stock.

CUSIP No. 904311107	Page 2 of 3 Pages
This Amendment No. 14 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006, and Amendment No. 3, filed with the Commission on November 6, 2007, and Amendment No. 4, filed with the Commission on November 24, 2010, and Amendment No. 5, filed with the Commission on May 19, 2011, and Amendment No. 6, filed with the Commission on December 6, 2011, and Amendment No. 7, filed with the Commission on August 17, 2012, and Amendment No. 8, filed with the Commission on December 12, 2012, and Amendment No. 9, filed with the Commission on November 26, 2013, and Amendment No. 10, filed with the Commission on June 13, 2014, and Amendment No. 11, filed with the Commission on November 26, 2014 (as amended, the “Schedule 13D”), and Amendment No. 12, filed with the Commission on June 15, 2015, and Amendment No. 13, filed with the Commission on November 12, 2015 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Armour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following information:
On February 15, 2015 and 2016, the Reporting Person acquired 113,504 and 111,682 shares of Class A Common Stock, respectively, in connection with the vesting of outstanding performance-based restricted stock units under the Issuer’s Amended and Restated Omnibus Long-Term Incentive Plan, 53,939 and 53,107 of which were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

On October 28, 2015, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Issuer’s Class B Common Stock and, if and when issued, the Issuer’s Class C Common Stock. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: from November 17, 2015 through November 23, 2015, the Reporting Person sold 1,062,500 shares of Class A Common Stock personally, 62,500 shares on behalf of a family trust and 125,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $85.00 to $93.00 per share for aggregate proceeds of $94,414,250 personally, $5,553,779 for his family trust and $11,107,559 for his charitable foundation.

On April 7, 2016, in connection with the Issuer’s stock dividend of Class C Common Stock, the Reporting Person acquired beneficial ownership of one share of Class C Common Stock for each share of Class A Common Stock and Class B Common Stock he then beneficially owned.

As a result of these transactions, the Reporting Person beneficially owns 34,450,000 shares of Class B Common Stock, 135,020 shares of Class A Common Stock and 34,585,020 shares of Class C Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 34,585,020 shares of Class A Common Stock. Shares of Class C Common Stock do not have any voting rights (other than in certain limited circumstances). Upon the occurrence of certain events, however, the Class C Common Stock would convert into shares of Class A Common Stock.

CUSIP No. 904311107	Page 3 of 3 Pages

SIGNATURE
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 18, 2016
Date
/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title